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						    EXHIBIT 12(a)


			       COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
			     SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

					      Twelve     Nine
					      Months     Months
					      Ended      Ended
					     Sept. 27,  Sept. 27,                Year Ended
					       1997      1997
(millions, except ratios)                  (unaudited) (unaudited)   1996     1995     1994     1993     1992
Fixed Charges
 Interest and amortization of debt discount
   and expense on all indebtedness             $1,374    $1,021    $1,365   $1,373   $1,279   $1,318   $1,389

  Add interest element implicit in rentals        127       105       121      119      114      105      165
											1,501     1,126     1,486    1,492    1,393    1,423    1,554
  Interest capitalized                              3         3         5        4        1        3       23
Total fixed charges                            $1,504    $1,129    $1,491   $1,496   $1,394   $1,426   $1,577

Income (loss)
  Income (loss) from continuing operations     $1,219      $652   $1,271    $1,025     $857     $625  ($1,812)
  Deduct undistributed net income (loss)
    of unconsolidated companies                     2         6        8         9       (7)       6       (4)
											1,217       646    1,263     1,016      864      619   (1,808)
Add
Fixed charges (excluding interest capitalized)  1,501     1,126    1,486     1,492    1,393    1,423    1,554
Income taxes (benefit)                            907       542      834       703      614      329   (1,039)
   Income (loss) before fixed charges and
     income taxes                              $3,625    $2,314   $3,583    $3,211   $2,871   $2,371  ($1,293)

Ratio of income to fixed charges                 2.41      2.05     2.40      2.15     2.06     1.66     (A)


(A)  As a result of the loss for the year ended December 31, 1992, earnings did not cover fixed charges by $2,870 million.

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